1717 Main Street, Suite 3700 Dallas, Texas 75201 +1.214.659.4400 Phone +1.214.659.4401 Fax andrewskurth.com Joseph A. Hoffman +1.214.659.4593 Phone jhoffman@andrewskurth.com

July 18, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Independent Bank Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 8, 2017
Definitive Proxy Statement on Schedule 14A
Filed April 28, 2017
File No. 001-35854

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Independent Bank Group, Inc., a Texas corporation (“Independent”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 10, 2017 (the “Staff Letter”) relating to the Current Report on Form 8-K of Independent filed with the Commission on April 25, 2017, and the above-referenced Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”).

In this letter, we have reproduced the comments from the Staff Letter in italicized, boldface type and followed each comment with Independent’s response. Page references in our Responses correspond to the page of the Definitive Proxy Statement.

Form 8-K, filed April 25, 2017

Exhibit 99.1

1.	We note your presentation of the non-GAAP measures of core pre-tax pre-provision income and core net income. Please revise future filings to change the name of these non-GAAP measures to more accurately reflect its content. In this regard, the use of the word “core” implies you are referring to your most central or essential operations and results. Removal of the provision for loan losses from net income to arrive at “core” earnings implies that credit losses are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe these non-GAAP measures, perhaps eliminating the use of the word ““core” in its entirety.

ANDREWS KURTH KENYON LLP

Austin Beijing Dallas Dubai Houston London New York Research Triangle Park Silicon Valley The Woodlands Washington, DC

Securities and Exchange Commission

July 18, 2017

Response:	In future filings, Independent will not use the word “core” in connection with the title of any of the non-GAAP financial measures presented by Independent in those filings. Independent will instead use the term “adjusted” in connection with non-GAAP financial measures in future filings.

Definitive Proxy Statement on Schedule 14A, filed April 28, 2017

Certain Relationships and Related Person Transactions

IBG Aircraft, page 34

2.	You disclose that your Chairman and CEO, David R. Brooks, elects to receive a portion of his cash bonus in the form of personal use of an airplane owned by IBG Aircraft Company III. Please revise future filings to provide all of the information required by Item 404(a) of Regulation S-K, including, without limitation, the approximate dollar value of the amount involved in this arrangement and the approximate dollar value of Mr. Brooks’ interest in the same. Please also tell us whether the portion of Mr. Brooks’ cash bonus received in the form of such personal use is reflected in the amounts reported in the “Bonus” column of the summary compensation table on page 24, and as applicable, provide clarification through the use of footnote disclosure in future filings. Refer to Item 402 of Regulation S-K.

Response:	The dollar value of Mr. Brooks’ use of the airplane owned by IBG Aircraft Company III for the year ended December 31, 2016, was significantly less than the annual $120,000 threshold set forth in Item 404(a) of Regulation S-K, and, as a result, Independent was not required to disclose such usage of the airplane by Mr. Brooks as a related person transaction in the Definitive Proxy Statement. If, in the future, the dollar value of Mr. Brooks’ use of an airplane owned by an affiliate of Independent is less than $120,000 in the aggregate for the pertinent fiscal year of Independent, Independent will not disclose such usage of the airplane as a related person transaction in its future filings. In addition, if, in the future, the dollar value of Mr. Brooks’ use of the airplane exceeds $120,000 for the pertinent fiscal year of Independent, Independent will disclose such related person transaction in its proxy statement and provide all of the information required by Item 404(a) of Regulation S-K.

In the past, Independent included, but did not specifically note, the portion of Mr. Brooks’ cash bonus received in the form of personal use of the airplane in the amounts reported for Mr. Brooks in the “Bonus” column of the summary compensation table. However, in future filings Independent will specifically note the portion of Mr. Brooks’ cash bonus received in the form of personal use of the airplane in the Bonus column of the summary compensation table through the use of footnote disclosure.

Securities and Exchange Commission

July 18, 2017

Please refer any questions that you may have regarding the foregoing to the undersigned at 214-659-4593. Thank you.

Respectfully submitted,

/s/ Joseph A. Hoffman

Joseph A. Hoffman

cc:	Mr. David R. Brooks
Mark Haynie, Esq.
Dudley W. Murrey, Esq. (of the firm)